Exhibit (a)(12)

To:	All Temple-Inland Employees

From:	Doyle Simons

Date:	July 18, 2011

Subject:	Update on Temple-Inland’s Board of Directors Rejection of IP’s Unsolicited Tender Offer
Today, in a filing with the Securities and Exchange Commission, Temple-Inland’s Board of Directors formally responded to the unsolicited tender offer by International Paper and described the factors that led to the Board’s unanimous decision to reject that offer.
The Board unanimously determined that IP’s offer to acquire all outstanding common shares of Temple-Inland at $30.60 per share in cash grossly undervalues Temple-Inland and is not in the best interests of Temple-Inland’s stockholders. In addition, the Board rejected IP’s tender offer because the timing of the unsolicited proposal is extremely opportunistic and disadvantageous to Temple-Inland stockholders, and the potential acquisition is subject to regulatory and other uncertainty.
The Board stated that it unanimously recommends that Temple-Inland stockholders not tender their shares into International Paper’s offer. A complete discussion of the factors contributing to the Board’s recommendation is included in Temple-Inland’s Schedule 14D-9 filing, which is available through our Investor Relations section of our website.
As many of you are aware, since we launched the ‘new’ Temple-Inland in January 2008, we have delivered superior results to our stockholders compared with our corrugated packaging peers, building products peers, and the S&P 500. Our Board is unanimous in its belief that the offer grossly undervalues Temple-Inland and its prospects, including its position as the ROA leader in the corrugated packaging industry, expected benefits from box plant transformation, its low-cost building products operation, and its strategic place within the industry as the third largest producer of corrugated packaging in North America.
International Paper’s tender offer is set to expire at 5:00 p.m., August 9, 2011, but it can be extended by International Paper. As we communicated to you when the unsolicited proposal first became public in June, we cannot predict what next steps International Paper may take. Temple-Inland will also continue to receive interest from the media and others outside our company. Please remember to refer any media inquiries you receive to Brad Johnston (512/434-8053).
It is important that we not be distracted by the speculation and what we may read in the press. What is important is that we continue to perform well. That means reaffirming our commitment to “Being the Best” by staying focused on our respective jobs, serving our customers, and continuing to improve our performance so that we can deliver outstanding results.
Thank you for being part of our team and for your continued hard work on behalf of Temple-Inland. We will continue to update you if there are further significant developments related to the process.
About Temple-Inland Inc.
     Temple-Inland Inc. is a manufacturing company focused on corrugated packaging and building products. The fully integrated corrugated packaging operation consists of 7 mills and 58 converting facilities. The building products operation manufactures a diverse line of building products for new home construction, commercial and repair and remodeling markets. Temple-Inland’s address on the World Wide Web is www.templeinland.com.
Additional Information
     This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the tender offer commenced by Metal Acquisition Inc., a wholly-owned subsidiary of International Paper Company, Temple-Inland has filed a solicitation/ recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). STOCKHOLDERS OF TEMPLE-INLAND ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders may obtain free copies of these documents and other documents filed with the SEC by Temple-Inland through the web site maintained by the SEC at www.sec.gov. Also, materials related to IP’s unsolicited offer are available in the “Investor Relations” section of the Company’s website at www.templeinland.com.
     In addition, Temple-Inland may file a proxy statement with the SEC. Any definitive proxy statement will be mailed to stockholders of Temple-Inland. STOCKHOLDERS OF TEMPLE-INLAND ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Temple-Inland through the web site maintained by the SEC at www.sec.gov and in the “Investor Relations” section of the Company’s website at www.templeinland.com.
Certain Information Regarding Participants
     Temple-Inland and certain of its directors and executive officers may be deemed to be participants under the rules of the SEC. Stockholders may obtain information regarding the names, affiliations, and interests of Temple-Inland’s directors and executive officers in Temple-Inland’s Annual Report on Form 10-K for the year ended January 1, 2011, which was filed with the SEC on February 22, 2011, and its proxy statement for the 2011 Annual Meeting, which was filed with the SEC on March 23, 2011. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.
Cautionary Statement on Forward-Looking Statements
     Forward-looking statements are made throughout this communication. These forward-looking statements are sometimes identified by the use of terms and phrases such as “believe,” “should,” “would,” “expect,” “project,” “estimate,” “anticipate,” “intend,” “plan,” “will,” “can,” “may,” or similar expressions elsewhere in this communication. All forward-looking statements are subject to a number of important factors, risks, uncertainties, and assumptions that could cause actual results to differ materially from those described in any forward-looking statements. These factors and risks include, but are not limited to, future events relating to IP’s unsolicited offer, general economic conditions, demand for new housing, accuracy of certain accounting assumptions, changes in actual or forecasted cash flows, competitive pressures, future sales volume, significant increases in the costs of certain commodities, timely implementation of price increases, successful execution of cost saving strategies, changes in tax laws, integration risks associated with recent acquisitions, changes in weighted average shares for diluted EPS, increases in transportation costs, and other financial, operational, and legal risks and uncertainties detailed from time to time in Temple-Inland’s cautionary statements contained in its filings with the SEC. Temple-Inland disclaims and does not undertake any obligation to update or revise any forward-looking statement in this communication except as required by law. Temple-Inland notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995. Temple-Inland is not waiving any other defenses that may be available under applicable law.

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